No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 2, 2016, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 4, 2016

August 2, 2016

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2016

Tokyo, August 2, 2016 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2016.

First Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal first quarter ended June 30, 2016 totaled JPY 174.6 billion (USD 1,698 million), a decrease of 6.1% from the same period last year, due primarily to an increase in Income tax expense. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 96.93 (USD 0.94), a decrease of JPY 6.29 (USD 0.06) from JPY 103.22 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,471.7 billion (USD 33,736 million), a decrease of 6.3% from the same period last year, due primarily to unfavorable foreign currency translation effects, despite increased consolidated unit sales in automobile and motorcycle business operations.

Consolidated operating profit for the quarter amounted to JPY 266.8 billion (USD 2,593 million), an increase of 11.5% from the same period last year, due primarily to continuing cost reduction efforts and an increase in profit attributable to increased sales revenue and model mix, as well as decreased SG&A expenses, including quality related expenses, despite unfavorable foreign currency effects and the effects of the 2016 Kumamoto Earthquake.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 27.2 billion (USD 265 million) for the quarter, a decrease of 29.0% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 288.4 billion (USD 2,803 million), an increase of 2.2% from the same period last year.

Business Segment

Motorcycle Business

For the three months ended June 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sale
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016	Change	%	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016	Change	%
Motorcycle business	4,105	4,352	247	6.0	2,545	2,831	286	11.2
Japan	47	29	- 18	- 38.3	47	29	- 18	- 38.3
North America	75	78	3	4.0	75	78	3	4.0
Europe	66	72	6	9.1	66	72	6	9.1
Asia	3,571	3,885	314	8.8	2,011	2,364	353	17.6
Other Regions	346	288	- 58	- 16.8	346	288	- 58	- 16.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first quarter by business segment, in motorcycle business operations, sales revenue from sales to external customers decreased 8.5%, to JPY 432.4 billion (USD 4,202 million) from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 31.1 billion (USD 303 million), a decrease of 43.9% from the same period last year, due primarily to a decrease in profit attributable to decreased sales volume and model mix, including the effects of the 2016 Kumamoto Earthquake and unfavorable foreign currency effects despite continuing cost reduction efforts.

Automobile Business

For the three months ended June 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016	Change	%	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016	Change	%
Automobile business	1,147	1,213	66	5.8	888	908	20	2.3
Japan	147	146	- 1	- 0.7	135	132	- 3	- 2.2
North America	497	510	13	2.6	497	510	13	2.6
Europe	32	45	13	40.6	32	45	13	40.6
Asia	405	453	48	11.9	158	162	4	2.5
Other Regions	66	59	- 7	- 10.6	66	59	- 7	- 10.6

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from sales to external customers decreased 6.6%, to JPY 2,498.9 billion (USD 24,283 million) from the same period last year due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating profit totaled JPY 184.5 billion (USD 1,793 million), an increase of 41.1% from the same period last year, due primarily to an increase in profit attributable to increased sales volume and model mix and decreased SG&A expenses, including quality related expenses, as well as continuing cost reduction efforts, despite unfavorable foreign currency effects.

Financial Services Business

Sales revenue from customers in the financial services business operations decreased 1.9%, to JPY 464.6 billion (USD 4,515 million) from the same period last year due mainly to unfavorable foreign currency translation effects, despite an increase in revenue from operating leases. Operating profit decreased 3.6% to JPY 50.5 billion (USD 491 million) from the same period last year due mainly to unfavorable foreign currency effects.

Power Product and Other Businesses

For the three months ended June 30, 2015 and 2016

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016	Change	%

Power product business	1,558	1,488	- 70	- 4.5
Japan	85	59	- 26	- 30.6
North America	804	769	- 35	- 4.4
Europe	231	225	- 6	- 2.6
Asia	340	360	20	5.9
Other Regions	98	75	- 23	- 23.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended June 30, 2015 and 2016, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from sales to external customers in power product and other businesses decreased 8.3%, to JPY 75.6 billion (USD 735 million) from the same period last year, due mainly to decreased consolidated unit sales in power product business. Operating profit totaled JPY 0.5 billion (USD 5 million), an increase of 2.9% from the same period last year, due mainly to a decrease in operating costs and expenses in other businesses, despite a decrease in profit attributable to decreased sales volume and model mix. Operating loss for aircrafts and aircraft engines, included in Power product and other businesses, totaled JPY 8.8 billion (USD 86 million), an improvement of JPY 3.2 billion (USD 32 million) from the same period last year.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 102.91=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2016.

Consolidated Statements of Balance Sheets for the Fiscal First Quarter Ended June 30, 2016

Total assets decreased by JPY 1,126.6 billion, to JPY 17,102.6 billion from March 31, 2016, mainly due to foreign currency translation effects, despite an increase in Equipment on operating leases. Total liabilities decreased by JPY 821.7 billion, to JPY 10,375.7 billion from March 31, 2016, mainly due to foreign currency translation effects, despite an increase in Financing liabilities. Total equity decreased by JPY 304.8 billion, to JPY 6,726.9 billion from March 31, 2016 due mainly to foreign currency translation effects, despite increased Retained earnings attributable to increased Profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Quarter Ended June 30, 2016

Consolidated cash and cash equivalents on June 30, 2016 decreased by JPY 84.6 billion from March 31, 2016, to JPY 1,672.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 171.3 billion for the fiscal first quarter ended June 30, 2016. Cash inflows from operating activities decreased by JPY 244.5 billion compared with the same period of the previous fiscal year due mainly to a decrease in cash received from customers, including unfavorable foreign currency translation effects.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 182.0 billion. Cash outflows from investing activities increased by JPY 61.6 billion compared with the same period of the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 52.7 billion. Cash inflows from financing activities increased by JPY 64.3 billion compared with the same period of the previous fiscal year, due mainly to an increase in proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2017

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2017, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2017

	Yen (billions)	Changes from FY 2016
Sales revenue	13,750.0	- 5.8%
Operating profit	600.0	+ 19.2%
Profit before income taxes	705.0	+ 10.9%
Profit for the year attributable to owners of the parent	390.0	+ 13.2%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	216.39

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 105 for the full year ending March 31, 2017.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2017 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	49.6
Cost reduction, the effect of raw material cost fluctuations, etc.	113.0
SG&A expenses	291.0
R&D expenses	- 54.0
Currency effect	- 303.0

Operating profit compared with fiscal year ending March 31,2016	96.6

Share of profit of investments accounted for using the equity method	3.9
Finance income and finance costs	- 31.0

Profit before income taxes compared with fiscal year ending March 31, 2016	69.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on August 2, 2016, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is June 30, 2016. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2017, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for using the equity method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Consolidated Financial Summary

For the three months ended June 30, 2015 and 2016

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016
Sales revenue	3,704,762	3,471,730
Operating profit	239,286	266,843
Profit before income taxes	282,327	288,492
Profit for the period attributable to owners of the parent	186,037	174,699

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	103.22	96.93

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2016
Sales revenue		33,736
Operating profit		2,593
Profit before income taxes		2,803
Profit for the period attributable to owners of the parent		1,698

	U.S. Dollar
Earnings per share attributable to owners of the parent
Basic and diluted		0.94

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2016	Jun. 30, 2016
Assets
Current assets:
Cash and cash equivalents	1,757,456	1,672,807
Trade receivables	826,714	687,933
Receivables from financial services	1,926,014	1,765,348
Other financial assets	103,035	93,895
Inventories	1,313,292	1,230,618
Other current assets	315,115	300,225

Total current assets	6,241,626	5,750,826

Non-current assets:
Investments accounted for using the equity method	593,002	569,617
Receivables from financial services	3,082,054	2,829,292
Other financial assets	335,203	313,548
Equipment on operating leases	3,678,111	3,555,648
Property, plant and equipment	3,139,564	2,964,969
Intangible assets	824,939	806,543
Deferred tax assets	180,828	175,727
Other non-current assets	153,967	136,491

Total non-current assets	11,987,668	11,351,835

Total assets	18,229,294	17,102,661

Liabilities and Equity
Current liabilities:
Trade payables	1,128,041	941,063
Financing liabilities	2,789,620	2,784,142
Accrued expenses	384,614	335,296
Other financial liabilities	89,809	108,154
Income taxes payable	45,872	44,643
Provisions	513,232	504,783
Other current liabilities	519,163	453,848

Total current liabilities	5,470,351	5,171,929

Non-current liabilities:
Financing liabilities	3,736,628	3,350,694
Other financial liabilities	47,755	45,545
Retirement benefit liabilities	660,279	635,412
Provisions	264,978	190,195
Deferred tax liabilities	789,830	767,962
Other non-current liabilities	227,685	213,993

Total non-current liabilities	5,727,155	5,203,801

Total liabilities	11,197,506	10,375,730

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,178)	(26,181)
Retained earnings	6,194,311	6,334,667
Other components of equity	336,115	(68,688)

Equity attributable to owners of the parent	6,761,433	6,496,983
Non-controlling interests	270,355	229,948

Total equity	7,031,788	6,726,931

Total liabilities and equity	18,229,294	17,102,661

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2015 and 2016

	Yen (millions)
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016
Sales revenue	3,704,762	3,471,730
Operating costs and expenses:
Cost of sales	(2,885,646)	(2,677,660)
Selling, general and administrative	(434,488)	(361,663)
Research and development	(145,342)	(165,564)

Total operating costs and expenses	(3,465,476)	(3,204,887)

Operating profit	239,286	266,843

Share of profit of investments accounted for using the equity method	38,315	27,222
Finance income and finance costs:
Interest income	7,792	7,440
Interest expense	(4,825)	(3,092)
Other, net	1,759	(9,921)

Total finance income and finance costs	4,726	(5,573)

Profit before income taxes	282,327	288,492
Income tax expense	(78,451)	(98,626)

Profit for the period	203,876	189,866

Profit for the period attributable to:
Owners of the parent	186,037	174,699
Non-controlling interests	17,839	15,167

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	103.22	96.93

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2015 and 2016

	Yen (millions)
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016
Profit for the period	203,876	189,866
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	2,578	(10,921)
Share of other comprehensive income of investments accounted for using the equity method	364	(2,084)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	79,612	(376,380)
Share of other comprehensive income of investments accounted for using the equity method	7,716	(36,264)

Total other comprehensive income, net of tax	90,270	(425,649)

Comprehensive income for the period	294,146	(235,783)

Comprehensive income for the period attributable to:
Owners of the parent	276,033	(224,797)
Non-controlling interests	18,113	(10,986)

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the three months ended June 30, 2015

	Yen (millions)
	Equity attributable to owners of the parent
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2015	86,067	171,118	(26,165)	6,083,573	794,034	7,108,627	274,194	7,382,821

Comprehensive income for the period
Profit for the period				186,037		186,037	17,839	203,876
Other comprehensive income, net of tax					89,996	89,996	274	90,270

Total comprehensive income for the period				186,037	89,996	276,033	18,113	294,146
Reclassification to retained earnings				79	(79)	—		—
Transactions with owners and other
Dividends paid				(39,650)		(39,650)	(26,812)	(66,462)
Purchases of treasury stock			(5)			(5)		(5)
Equity transactions and others							(2,600)	(2,600)

Total transactions with owners and other			(5)	(39,650)		(39,655)	(29,412)	(69,067)

Balance as of June 30, 2015	86,067	171,118	(26,170)	6,230,039	883,951	7,345,005	262,895	7,607,900

As of and for the three months ended June 30, 2016

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the period
Profit for the period				174,699		174,699	15,167	189,866
Other comprehensive income, net of tax					(399,496)	(399,496)	(26,153)	(425,649)

Total comprehensive income for the period				174,699	(399,496)	(224,797)	(10,986)	(235,783)
Reclassification to retained earnings				5,307	(5,307)	—		—
Transactions with owners and other
Dividends paid				(39,650)		(39,650)	(29,421)	(69,071)
Purchases of treasury stock			(3)			(3)		(3)
Equity transactions and others

Total transactions with owners and other			(3)	(39,650)		(39,653)	(29,421)	(69,074)

Balance as of June 30, 2016	86,067	171,118	(26,181)	6,334,667	(68,688)	6,496,983	229,948	6,726,931

[4] Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2015	Three months ended Jun. 30, 2016
Cash flows from operating activities:
Profit before income taxes	282,327	288,492
Depreciation, amortization and impairment losses excluding equipment on operating leases	161,009	167,075
Share of profit of investments accounted for using the equity method	(38,315)	(27,222)
Finance income and finance costs, net	(2,239)	(10,901)
Interest income and interest costs from financial services, net	(39,099)	(30,522)
Changes in assets and liabilities
Trade receivables	(18,337)	93,656
Inventories	67,768	(19,740)
Trade payables	3,799	(90,990)
Accrued expenses	(16,245)	(21,539)
Provisions and retirement benefit liabilities	36,858	(40,175)
Receivables from financial services	104,402	27,098
Equipment on operating leases	(158,340)	(158,531)
Other assets and liabilities	(31,714)	(17,245)
Other, net	(3,166)	(3,198)
Dividends received	17,833	20,362
Interest received	57,923	53,294
Interest paid	(20,811)	(20,206)
Income taxes paid, net of refunds	12,243	(38,322)

Net cash provided by operating activities	415,896	171,386
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(187,191)	(132,375)
Payments for additions to and internally developed intangible assets	(61,641)	(38,460)
Proceeds from sales of property, plant and equipment and intangible assets	11,832	5,169
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(2,835)
Payments for acquisitions of other financial assets	(44,388)	(45,572)
Proceeds from sales and redemptions of other financial assets	38,425	32,253
Other, net	(749)	(200)

Net cash used in investing activities	(243,712)	(182,020)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	1,935,856	2,411,374
Repayments of short-term financing liabilities	(1,917,912)	(2,158,928)
Proceeds from long-term financing liabilities	249,458	226,200
Repayments of long-term financing liabilities	(215,950)	(364,795)
Dividends paid to owners of the parent	(39,650)	(39,650)
Dividends paid to non-controlling interests	(10,334)	(9,114)
Purchases and sales of treasury stock, net	(5)	(3)
Other, net	(13,064)	(12,367)

Net cash provided by (used in) financing activities	(11,601)	52,717
Effect of exchange rate changes on cash and cash equivalents	18,620	(126,732)

Net change in cash and cash equivalents	179,203	(84,649)
Cash and cash equivalents at beginning of period	1,471,730	1,757,456

Cash and cash equivalents at end of period	1,650,933	1,672,807

[5] Assumptions for Going Concern

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	472,703	2,675,887	473,672	82,500	3,704,762	—	3,704,762
Intersegment	—	30,187	3,189	5,698	39,074	(39,074)	—

Total	472,703	2,706,074	476,861	88,198	3,743,836	(39,074)	3,704,762

Segment profit (loss)	55,570	130,754	52,442	520	239,286	—	239,286

Segment assets	1,478,203	7,847,973	9,560,216	352,962	19,239,354	(340,851)	18,898,503
Depreciation and amortization	17,916	139,107	147,039	3,086	307,148	—	307,148
Capital expenditures	16,522	207,662	519,708	2,709	746,601	—	746,601

As of and for the three months ended June 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	432,404	2,498,985	464,674	75,667	3,471,730	—	3,471,730
Intersegment	—	37,126	3,296	5,245	45,667	(45,667)	—

Total	432,404	2,536,111	467,970	80,912	3,517,397	(45,667)	3,471,730

Segment profit (loss)	31,198	184,533	50,577	535	266,843	—	266,843

Segment assets	1,302,343	7,155,959	8,538,313	319,772	17,316,387	(213,726)	17,102,661
Depreciation and amortization	19,691	142,959	154,900	3,682	321,232	—	321,232
Capital expenditures	7,838	130,493	524,795	2,163	665,289	—	665,289

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 337,414 million as of June 30, 2015 and JPY 261,040 million as of June 30, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	463,069	2,104,532	152,007	745,165	239,989	3,704,762	—	3,704,762
Inter-geographic areas	453,490	87,084	18,804	153,766	614	713,758	(713,758)	—

Total	916,559	2,191,616	170,811	898,931	240,603	4,418,520	(713,758)	3,704,762

Operating profit (loss)	27,810	109,023	(956)	95,570	4,504	235,951	3,335	239,286

Assets	4,166,091	10,892,516	651,735	2,583,144	718,636	19,012,122	(113,619)	18,898,503
Non-current assets other than financial instruments and deferred tax assets	2,312,171	4,346,423	120,860	767,435	212,452	7,759,341	—	7,759,341

As of and for the three months ended June 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	464,178	1,970,643	172,895	691,777	172,237	3,471,730	—	3,471,730
Inter-geographic areas	441,509	98,160	10,100	139,521	614	689,904	(689,904)	—

Total	905,687	2,068,803	182,995	831,298	172,851	4,161,634	(689,904)	3,471,730

Operating profit (loss)	(19,777)	171,271	1,246	90,321	14,326	257,387	9,456	266,843

Assets	4,198,043	9,579,288	578,115	2,324,820	593,279	17,273,545	(170,884)	17,102,661
Non-current assets other than financial instruments and deferred tax assets	2,432,536	4,119,488	104,429	633,799	173,399	7,463,651	—	7,463,651

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 337,414 million as of June 30, 2015 and JPY 261,040 million as of June 30, 2016 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[7] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses, if any, as of the date of this report because there is some uncertainty.

2. Transfer pricing tax refund

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by JPY 19,145 million for the three months ended June 30, 2015.

3. Impairment loss on investments accounted for using the equity method

For the three months ended June 30, 2016, the Company recognized impairment losses of JPY 12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income.